Reply to the Attention of	Michael Shannon
Direct Line	(604) 893-7638
Direct Fax	(604) 685-7084
Email Address	michael.shannon@mcmillan.ca
Our File No.	299657
Date	September 26, 2023

Via EDGAR Correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention:	Division of Corporation Finance

Disclosure Review Program

Dear Sirs/Mesdames:

Re:	FingerMotion, Inc. Form 10-K for the Fiscal Year Ended February 28, 2023 SEC File No. 001-41187

We are counsel for and write on behalf of FingerMotion, Inc. (the “Company”) in response to the Staff’s letter of September 12, 2023 (the “Second Comment Letter”) with respect to the Company’s response letter of August 28, 2023 to the Staff’s initial letter of August 17, 2023 in relation to the Company’s annual report on Form 10-K for the fiscal year ended February 28, 2023, as originally filed with the United States Securities and Exchange Commission (the “Commission”) on May 30, 2023.

On behalf of the Company, we provide below the Company’s item-by-item responses to the comments made in the Second Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Second Comment Letter.

McMillan LLP ½ Royal Centre, 1055 W. Georgia St., Suite 1500, PO Box 11117, Vancouver, BC, Canada V6E 4N7 ½ t 604.689.9111 ½ f 604.685.7084

Lawyers ½ Patent & Trade-mark Agents ½ Avocats ½ Agents de brevets et de marques de commerce

Vancouver ½ Calgary ½ Toronto ½ Ottawa ½ Montréal ½ Hong Kong ½ mcmillan.ca

September 26, 2023 Page 2

Commission Comment:

Form 10-K for the Fiscal Year Ended February 28, 2023

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 53

1.	We note your statement that you reviewed your stockholder register and certain public filings in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

Company Response:

We confirm, on behalf of the Company, that in addition to reviewing the stockholder register and certain public filings, the Company prepared a questionnaire for each director, officer and more than 5% beneficial owner of the Company to complete with respect to whether (i) the person is a representative of any government entity in the People’s Republic of China (“PRC”) or Hong Kong, (ii) any directors, officers, managers or controlling equity owners of the person are a representative of any government entity in the PRC or Hong Kong, (iii) the person is an official of the Chinese Communist Party, (iv) any directors, officers, managers or controlling equity owners of the person are an official of the Communist Chinese Party, (v) the person has any current or prior membership on, or affiliations with, committees of the Chinese Communist Party, and (vi) any directors, officers, managers or controlling equity owners of the person have any current or prior membership on, or affiliations with, committees of the Chinese Communist Party. All of the responses to the questionnaires indicated that no person is a representative of any government entity in the PRC or Hong Kong, no person is an official of the Chinese Communist Party and no person has any current or prior membership on, or affiliates with, committees of the Chinese Communist Party.

In addition, the Company had its outside PRC legal counsel conduct searches on public search engines in the PRC, searches in Chinese business registration platforms, and on the database of Thomson Reuters to search politically exposed persons, with respect to the more than 5% beneficial owners. Based on these searches, the Company’s outside PRC legal counsel did not find any connection or results that would indicate that any more than 5% beneficial owner of the Company is a representative of any government entity in the PRC or Hong Kong, or an official of the Chinese Communist Party.

We confirm, on behalf of the Company, that the Company did not rely upon any legal opinions or third party affidavits as the basis for its submission.

Commission Comment:

  In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Company Response:

Please see the Company’s response to Commission Comment #1 above.

September 26, 2023 Page 3

On behalf of the Company, we sincerely hope and trust that each of the foregoing is clear and satisfactory in this matter and truly responsive to the Commission’s Second Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 893-7638.

Yours truly,

/s/ Michael Shannon

Michael Shannon*
Partner
for McMillan LLP

cc: Martin Shen
Chief Executive Officer
FingerMotion, Inc.

* Law Corporation